UNITED STATES OF AMERICA

BEFORE THE

 U.S. SECURITIES AND EXCHANGE COMMISSION

File No. 812-15352

Third Amended and Restated Application for an order under section 6(c) of the Investment
Company Act of 1940 (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and
22(e) of

 the Act and Rule 22c-1 under the Act, and under Sections 6(c) and 17(b) of the Act for exemptions

from Sections 17(a)(1) and 17(a)(2) of the Act

In the Matter of

THE RBB FUND, INC.

615 East Michigan Street

 Milwaukee, Wisconsin 53202

SUMMIT GLOBAL INVESTMENTS, LLC

620 South Main Street

Bountiful, Utah 84010

QUASAR DISTRIBUTORS, LLC

111 East Kilbourn Avenue, Suite 2200

Milwaukee, Wisconsin 53202

Please send all communications regarding this Application to:

STEVEN PLUMP

The RBB Fund, Inc.

615 East Michigan Street

Milwaukee, Wisconsin 53202-5207

splump@rbbfund.com

With a copy to:

JILLIAN L. BOSMANN, ESQUIRE

One Logan Square, Suite 2000

 Philadelphia, Pennsylvania 19103-6996

 jillian.bosmann@faegredrinker.com

Page 1 of 6 sequentially numbered pages (including exhibits)

As filed with the U.S. Securities and Exchange Commission on November 28, 2022

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of The RBB Fund, Inc. Summit Global Investments, LLC Quasar Distributors, LLC File No. 812-15352	Third Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 (the “Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act.

I.	SUMMARY OF APPLICATION

In this third amended and restated application (“Application”), The RBB Fund, Inc. (“Company”), Summit Global Investments, LLC (“Initial Adviser”) and Quasar Distributors, LLC (“Distributor”) (collectively, the “Applicants”) apply for and request an order under section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), for an exemption from Sections 2(a)(32), 5(a) (1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act, under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”). Except as noted herein, the Order would be subject to the same terms and conditions contained in a previous order, as may be amended from time to time (the “Reference Order”), issued by the U.S. Securities and Exchange Commission (“Commission”), which terms and conditions are hereby incorporated by reference into this Order.1

Applicants request that the relief apply to a new series of the Company (the “Initial Fund”) and to any other existing or future registered open-end management investment company or series thereof that (a) is advised by the Initial Adviser or any entity controlling, controlled by, or under common control with the Initial Adviser (any such entity, along with the Initial Adviser, included in the term “Adviser”), (b) offers exchange traded shares utilizing active management investment strategies as contemplated by the Reference Order and (c) complies with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein (each such company or series and any Initial Fund, a “Fund”).2

No form having been specifically prescribed for this Application, Applicants proceed under rule 0-2 under the Act.

[1]	Natixis ETF Trust II, et al. , Investment Company Act Rel. Nos. 33684 (November 14, 2019) (notice) and 33711 (December 10, 2019) (order). Applicants are not seeking relief under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (the “Section 12(d)(1) Relief”), and relief under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act relating to Section 12(d)(1) Relief, as granted in the Reference Order. Accordingly, to the extent the terms and conditions of the Reference Order relate to such relief, they are not incorporated by reference herein.

[2]	All entities that currently intend to rely on the Order are named as applicants. Any other entity that relies on the Order in the future will comply with the terms and conditions of the Order and the terms and conditions of the Reference Order that are incorporated by reference herein.

II.	APPLICANTS

A.	The Company

The Company was incorporated under the laws of the State of Maryland and will include certain series operating as a Fund. The Company is registered with the Commission as an open-end management investment company under the Act.

B.	The Adviser

The Initial Adviser will be the investment adviser to the Initial Fund. The Initial Adviser is a Utah limited liability company with its principal place of business in Bountiful, Utah. The Initial Adviser is, and any other Adviser will be, registered as an “investment adviser” under section 203 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser has entered into a licensing agreement with NYSE Group, Inc. in order to offer Funds that utilize the NYSE Proxy Portfolio Methodology as described in the Reference Order.3

Subject to approval by the Fund’s board of directors, the Adviser will serve as investment adviser to the Fund. The Adviser may enter into sub-advisory agreements with other investment advisers to act as sub-advisers with respect to Fund (“Sub-Advisers”). Any Sub-Adviser to a Fund will be registered with the Commission as an investment adviser under Section 203 of the Advisers Act.

C.	The Distributor

The Company will enter into a distribution agreement with one or more distributors. Each distributor will be a broker-dealer registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will act as the distributor and principal underwriter of shares of the Fund (“Shares”). Applicants request that the relief requested in this Application apply to any distributor of Shares, whether affiliated or unaffiliated with the Adviser and/or Sub-Adviser. Any distributor will comply with the terms and conditions of this Application. The distributor will distribute Shares on an agency basis.

III.	REQUEST FOR RELIEF

Applicants agree that the relief requested under the Order will be subject to the same terms and conditions of the same relief under the Reference Order.

For the reasons stated in the Reference Order, Applicants believe that:

●	With respect to the relief requested pursuant to section 6(c), the relief is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act; and

●	With respect to the relief requested pursuant to section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, are consistent with the policies of each registered investment company concerned and with the general purposes of the Act.

[3]	The NYSE Proxy Portfolio Methodology (as defined in the Reference Order) is the intellectual property of the NYSE Group, Inc

IV.	NAMES AND ADDRESSES

Pursuant to rule 0-2(f) under the Act, Applicants state that their addresses are as indicated on the first page of this Application. Applicants further state that all written or oral communications concerning this Application should be directed to the persons listed on the first page.

V.	PROCEDURAL MATTERS, CONCLUSION AND SIGNATURES

Applicants file this Application in accordance with rule 0-2 under the Act. Applicants have attached the required verifications to the Application. In accordance with rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Application have been taken, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. James G. Shaw is authorized to sign on behalf of the Company pursuant to the following resolutions adopted by the board of the Company on May 11-12, 2022.

WHEREAS, the Board of Directors of The RBB Fund, Inc. has determined to proceed with the creation of the following new series of the Company: SGI U.S. Large Cap Core ETF; and

WHEREAS, the SGI U.S. Large Cap Core ETF will operate as an exchange-traded fund that does not publicly display its portfolio holdings on a daily basis and, therefore, will not operate pursuant to Rule 6c-11 under the Investment Company Act of 1940 (the “1940 Act”), but instead operate pursuant to an exemptive order from various provisions of the 1940 Act;

NOW, THEREFORE, BE IT:

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered, in the name of, for and on behalf of the Company, to file with the U.S. Securities and Exchange Commission an application for an order under Section 6(c) of the 1940 Act for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c- 1 under the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the Act (the “Order”); and further

RESOLVED, that the officers of the Company be, and each of them hereby is, authorized and empowered to take any and all actions in accordance with the respective duties of each, including without limitation, making, executing, acknowledging and delivering all documents, and paying all necessary fees and expenses, as in any such officer’s judgment may be necessary or advisable in order to carry out the purposes of the foregoing resolutions, the authority granted hereby to be conclusively evidenced by the taking of such action or the execution and delivery of any such document.

David Harden, President and Chief Investment Officer of Summit Global Investments, LLC, is authorized to sign and file this document on behalf of the Initial Adviser pursuant to the general authority vested in him as President and Chief Investment Officer. Teresa Cowan, President, is authorized to sign and file this document on behalf of the Distributor pursuant to the general authority vested in her as President.

In accordance with rule 0-5 under the Act, Applicants request that the Commission issue the Order without holding a hearing.

Based on the facts, analysis and conditions in the Application, Applicants respectfully request that the Commission issue the Order under sections 6(c), 17(b) and 12(d)(1)(J) of the Act granting the relief requested by this Application.

The RBB Fund, Inc.

By:	/s James G. Shaw
Name:	James G. Shaw
Title: Chief Financial Officer and Secretary

Summit Global Investments, LLC

By:	/s/ David Harden
Name:	David Harden
Title:	President and Chief Investment Officer

Quasar Distributors, LLC

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President

Verification Rule 0-2(d)

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, The RBB Fund, Inc.; that he is the Chief Financial Officer and Secretary of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 28th day of November, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s James G. Shaw
Name:	James G. Shaw
Title: Chief Financial Officer and Secretary

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order for, and on behalf of, Summit Global Investments, LLC; that he is President and Chief Investment Officer of such company; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 28th day of November, have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

By:	/s/ David Harden
Name:	David Harden
Title:	President and Chief Investment Officer

Verification of Application

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that she has duly executed the attached Application for an order for, and on behalf of, Quasar Distributors, LLC; that she is President of such entity; and that all actions taken by the directors or other persons necessary to authorize deponent to execute and file such instrument this 28th day of November, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Teresa Cowan
Name:	Teresa Cowan
Title:	President